SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------
SCHEDULE 13G
(Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

			       (Amendment No. 1)*

                             CALLIDUS SOFTWARE, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    13123E500
                                 (CUSIP Number)

                                December 31, 2009
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                                 (Page 1 of 11)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13123E500                    13G/A                    Page 2 of 11

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital, LP
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,552,078
OWNED BY       --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,552,078
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,552,078
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                 [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           5.1%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           PN
-----------------------------------------------------------------------

CUSIP No. 13123E500                    13G/A                    Page 3 of 11

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital, LLC
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,552,078
OWNED BY       --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,552,078
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,552,078
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           5.1%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           OO
-----------------------------------------------------------------------

CUSIP No. 13123E500                    13G/A                      Page 4 of 11

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER

OWNED BY       --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,552,078
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,552,078
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           5.1%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           CO
-----------------------------------------------------------------------

CUSIP No. 13123E500                    13G/A                      Page 5 of 11

     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Emancipation Capital SPV I, LLC
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,552,078
OWNED BY       --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,552,078
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,552,078
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           5.1%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           OO
-----------------------------------------------------------------------

CUSIP No. 13123E500                    13G/A                      Page 6 of 11

----------------------------------------------------------------------
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Charles Frumberg
-----------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)   SEC USE ONLY
-----------------------------------------------------------------------
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,552,078
OWNED BY       --------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,552,078
-----------------------------------------------------------------------
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           1,552,078
-----------------------------------------------------------------------
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
           5.1%
-----------------------------------------------------------------------
     (12)  TYPE OF REPORTING PERSON **
           IN
-----------------------------------------------------------------------

CUSIP No. 13123E500                    13G/A                      Page 7 of 11

Item 1.

(a)  Name of Issuer

            Callidus Software, Inc. (the "Company")

(b) Address of Issuer's Principal Executive Offices

            160 West Santa Clara Street
            15th Floor
            San Jose, CA 95113

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Emancipation Capital, LP, ("Emancipation Capital")
            825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: Delaware

            Emancipation Capital, LLC, ("Emancipation Capital LLC") 825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: Delaware

            Emancipation Capital SPV I, LLC, ("Emancipation SPV I") 825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: Delaware

            Emancipation Capital Master, Ltd. ("Emancipation Master Ltd") 825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: Cayman Islands

            Charles Frumberg, ("Mr. Frumberg", Emancipation Capital, Emancipation Capital LLC, Emancipation SPV I and
	    Emancipation Master Ltd are sometimes hereinafter referred to collectively as the "Emancipation Filing Persons")
            c/o Emancipation Capital, LLC
            825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: United States

Item 2(d)   Title of Class of Securities

            Common Stock, par value $0.001 per share (the "Shares")

Item 2(e)   CUSIP Number

            13123E500

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

CUSIP No. 13123E500                    13G/A                      Page 8 of 11

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under Section 8 of the
                 Investment
                 Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E); (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of December 31, 2009, each Reporting Person may be deemed the beneficial owner of 1,552,078 shares of Common Stock owned by the Emancipation Filing Persons.

            Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC acts as the investment manager of Emancipation Master Ltd and Emancipation Capital SPV I, LLC. The managing member of Emancipation Management is Mr. Frumberg. Each of the Emancipation Filing Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

            (b) Percent of class:

            Approximately 5.1% as of December 31, 2009, based on the Company's Form 10Q filed November 6, 2009 for the quarterly period ended September 30, 2009, there were 30,434,979 Shares issued and outstanding as of October 30, 2009.

CUSIP No. 13123E500                    13G/A                      Page 9 of 11

            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote
                        0

                  (ii)  Shared power to vote or to direct the vote
                        1,552,078 Shares

                  (iii) Sole power to dispose or to direct the disposition of
                        0

                  (iv)Shared power to dispose or to direct the disposition of
                        1,552,078 Shares

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
            Not applicable.

Item 8.     Identification and Classification of Members of the Group
            Not applicable.

Item 9.     Notice of Dissolution of Group
            Not applicable.

Item 10.    Certification

	    By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of December 15, 2009, by and among the Emancipation Filing Persons.

CUSIP No. 13123E500                   13G/A                      Page 10 of 11

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 18, 2009

EMANCIPATION CAPITAL, LP

    By: Emancipation Capital, LLC, its general partner


    By: /s/ Charles Frumberg
        --------------------------------
        Name:   Charles Frumberg
        Title:  Managing Member



EMANCIPATION CAPITAL MASTER, LTD.


    By: /s/ Charles Frumberg
        --------------------------------
        Name:  Charles Frumberg
        Title: Director



EMANCIPATION CAPITAL, LLC


    By: /s/ Charles Frumberg
        ------------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL SPV I, LLC


    By: /s/ Charles Frumberg
        ------------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


CHARLES FRUMBERG

/s/ Charles Frumberg
---------------------------


CUSIP No. 13123E500                   13G/A                      Page 11 of 11


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share of Callidus Software, Inc., a corporation incorporated in Delaware, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of December 18, 2009

EMANCIPATION CAPITAL, LP

    By: Emancipation Capital, LLC, its general partner


    By: /s/ Charles Frumberg
        --------------------------------
        Name:   Charles Frumberg
        Title:  Managing Member



EMANCIPATION CAPITAL MASTER, LTD.


    By: /s/ Charles Frumberg
        --------------------------------
        Name:  Charles Frumberg
        Title: Director



EMANCIPATION CAPITAL, LLC


    By: /s/ Charles Frumberg
        ------------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL SPV I, LLC


    By: /s/ Charles Frumberg
        ------------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


CHARLES FRUMBERG

/s/ Charles Frumberg
---------------------------